FOR IMMEDIATE RELEASE

CONTACT:
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LEADING BRANDS, INC.
ANNOUNCES THE
NORTH AMERICAN LAUNCH OF
TREK® Natural Sports Drinks
- and -
NITRO™ Energy Drinks

VANCOUVER, CANADA, June 21, 2006, LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces the launch of TREK® Natural Sports Drinks and NITRO™ Energy Drinks in both the United States and Canada.

TREK® is an all-Natural Sports Drink that is sweetened with pure cane sugar and not high fructose corn syrup (as are other products). TREK® Natural Sports Drinks are ‘osmotically balanced’ to allow the body to quickly absorb and assimilate their liquid energy. They are formulated to naturally hydrate athletes fast.

NITRO™ Energy Drinks, on the other hand, pack the full punch of an energy drink and at the same time hydrate your body. They are non-carbonated. They are a unique formulation of thirst-quenching energy.

Both TREK® Natural Sports Drinks and NITRO™ Energy Drinks are now available in a new, lower cost, 20 oz package featuring the trademark TREK® loop cap that allows the bottle to be easily clipped to back- packs, belts, bikes and other paraphernalia. TREK® Natural Sports Drinks are initially released in four flavors: Orange, Fruit Punch, Lemon-Lime and Wildberry. NITRO™ Hydrating Energy Drinks come in three flavors: Grape, Blue Raspberry and Red Berry.

Leading Brands Chairman and CEO Ralph McRae said: “Athletes are very particular about what they put in their bodies. TREK® Natural Sports Drinks are the result of years of research and development by Leading Brands. TREK® Natural Sports Drinks allow athletes to re-hydrate, replace lost carbohydrates and electrolytes and recover more quickly, both during and after training and competition. To top it off, they are the only all-natural alternative on the market.”

Mr. McRae continued: “NITRO™ Energy Drinks fill what we perceive to be a void in the fastest growing of beverage categories: they are the only energy drinks that are ‘gulpable’. Energy drinks have been increasing in size in recent years - most notably from 8 oz to 16 oz servings -with the larger package sizes growing in popularity and market share. NITRO™ takes that trend one step further to 20 oz: no more ‘sipping’ your energy drinks.”

Mr. McRae concluded: “We will take TREK® Natural Sports Drinks and NITRO™ Energy Drinks to market across North America through our growing Integrated Distribution System. Since the trial launch of TREK® and NITRO™ in 2001 we have listened to our loyal consumers, made great strides refining the liquids, developing the brand image and enhancing the way we go to market in the United States. Perhaps most importantly, we are now able to make these great products available to consumers at an extremely attractive price point.”

Please continue to check out developments with TREK® Natural Sports Drinks and NITRO™ Energy Drinks at www.TrekEnergy.com commencing the first week of July 2006.

WE INVITE ALL DISTRIBUTORS AND RETAILERS INTERESTED IN CARRYING ANY OF OUR BRANDS TO EITHER CONTACT YOUR LEADING BRANDS SALES REPRESENTATIVE OR E-MAIL US AT Sales@LBIX.com.

The Company will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue®, TREK® Sports Drink, Nitro™ Energy Drink, Soy2O®, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails and Infinity™ Sparkling Mountain Spring Water.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

We Build Brands™
©2006 Leading Brands, Inc.

This news release is available at www.LBIX.com